N E W S R E L E A S E

December 12, 2007

BISHA MINING AGREEMENT SIGNED

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) is pleased to announce that its Eritrean venture company, Bisha Share Mining Company (“BSMC”), has concluded a mining agreement with the Government of the State of Eritrea. The mining agreement contains all of the normal provisions governing the future development and operations for the Bisha Project, including all substantive requirements of international financial institutions. BMSC has further applied for the issuance of a mining license that the Government has advised will be issued soon.

In October the Government of Eritrea indicated its strong support for the Bisha Project and for the development of a new and strong mining sector in Eritrea through its purchase of a 30% paid participating interest through the Eritrean National Mining Company (ENAMCO). For details of the BSMC shareholder agreement please refer to the Company’s press release dated 29th October 2007. The shareholder structure of BSMC is 60% Nevsun and 40% ENAMCO; with the ENAMCO shareholding comprising a 30% paid participating interest and a 10% free participating interest as provided by the country’s mining legislation.

On behalf of the Government of Eritrea, Minister Tesfai Ghebreselassie has stated that “The success of the Bisha Mining Project has a special significance both for its economic benefits and trendsetting effects on the path of the industry we are very eager to develop in Eritrea. Therefore I would like to reiterate our Government’s commitment to do all within its means to assist Bisha Mining Share Company be a success story.” Both Nevsun and ENAMCO can now focus their attention to jointly financing the development of the Bisha Mine. The management of Nevsun Resources is very proud of the steps that it has taken through its diligent execution of its exploration success and its partnership with the Government of Eritrea to bring this exciting world class high grade gold deposit and its underlying high grade copper and zinc deposits to this stage.

The Bisha feasibility report (completed Q4 2006) shows the project to be financially robust as a result of low operating costs throughout the mine life.

The following provides a technical summary of the Bisha project and operating costs estimated in the feasibility study.

The Bisha Deposit

The Bisha deposit is configured in three distinct layered zones – a 35m thick surface oxide zone having a high gold and silver content immediately overlying a 30m thick copper enriched supergene zone which itself overlies a primary sulphide zone containing both zinc and copper. Significant byproduct gold and silver are recoverable from both the supergene and primary ores.

Mineral Reserves

The fully diluted proven and probable reserves mined by open pit methods for each ore type are presented below:

Oxide	Tonnes	Au (g/t)	Ag (g/t)
Proven	663,000	6.87	28.93
Probable	3,353,000	8.21	33.62
Combined	4,016,000	7.99	32.85

Supergene	Tonnes	Cu (%)	Au (g/t)	Ag (g/t)
Proven	808,000	5.10	0.81	44.74
Probable	5,542,000	4.30	0.83	34.71
Combined	6,350,000	4.40	0.83	35.98

Primary	Tonnes	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
Proven	353,000	11.38	1.10	0.82	65.56
Probable	9,360,000	7.05	1.15	0.76	53.57
Combined	9,713,000	7.21	1.14	0.76	54.00
TOTAL Combined	20,079,000

Processing

Processing of the three ore types will utilize a common crushing and SAG/ball grinding circuit, but will require three different extraction and processing circuits. After grinding, gold and silver will be extracted from the oxide ore by conventional cyanide leaching and recovered by the carbon in pulp process. Later in the project the supergene and primary ores will be processed by a conventional flotation process to recover copper and zinc as concentrates for direct sale to smelters. The tailing systems will be common for all three ore types.

The feasibility study envisages the mining and processing of each zone in succession starting with the surface oxide zone. Before the oxide ore is exhausted the copper flotation process equipment will be installed and commissioned so that a smooth transition can be made from oxide ore to the supergene ore treatment. Similarly, before the supergene ore is exhausted, the additional flotation equipment required to recover the zinc from the primary ore will be installed and commissioned to permit a smooth transition from supergene to primary ore.

In the first two years of production, gold and silver will be extracted together. Production of copper concentrate will begin with a minor amount in Year 2, significant quantities for Years 3 to 5, and smaller quantities in Years 6 to 10. Zinc concentrate production occurs only in Years 6 to 10.

Summary of Production Costs

	Years	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene			Primary
Gold Production
Thousands of ounces		471	424	See note 2 below
Cost/oz ($) (note 1)		150	150
Copper Production
Millions of pounds				176	163	184	57	40	39	43	45
Cost/lb Cu ($) (note 3)				0.25	0.27	0.26	See note 4 below
Zinc Production
Millions of pounds							174	241	225	216	236
Cost/lb – see note 4 below							See note 4 below

Study Base Case Metal prices :
(Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn $0.57/lb, Ag $6.50/oz)

Notes:

1.

The operating cost per ounce for gold is after taking silver production as a credit.

2.

The gold produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

3.

The operating cost per pound for copper from the supergene is after taking silver and gold as credits.

4.

The operating cost per pound during the primary phase has not been presented in the table so as to avoid potential misinterpretation regarding allocations of credits.  Depending upon metal prices at the time there may be greater emphasis on zinc or copper credits. If copper, gold & silver were regarded as byproducts in the zinc phase, the operating cost of zinc would be $0.06 per pound (base case).

Further detail of the Bisha project feasibility data can be obtained from the 43-101 compliant Technical Report for the Bisha Project feasibility study which was filed in November 2006 and is available on Sedar at www.sedar.com, on EDGAR at www.sec.gov/edgar/searchedgar/webusers.htm, and on the Company’s website  www.nevsun.com. The Company’s MD&A disclosures (press release dated 13th August, 2007) also provide a synopsis of the feasibility costs and project valuations.

Bill Nielsen, P.Geo., VP Exploration, is the Qualified Person under instrument 43-101 who has read and approved this news release.

Sample preparation and analysis of materials used for the reserve statement were conducted at ALS Chemex of Vancouver, Canada.

Sample preparation and analysis of materials used for the reserve statement were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated developments on the Company’s mineral property in Eritrea; participation and the issue of a mining license by the Government of Eritrea;  financial projections, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu07-15.doc	For further information, Contact: Judy Baker (416) 786-7860 or Nevsun (604)623-4700 or 888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com